 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated May 11, 2017, announcing (i) the results of the Company's general meeting of shareholders and (ii) that the Company has mandated DNB Markets, Nordea and Arctic Securities AS to organize fixed income investor meetings on Monday, May 15, 2017.

The information contained in this Report on Form 6-K, except for the section titled "Fixed Income Roadshow" contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: May 11, 2017

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1
PRESS RELEASE Regulated information 11 May 2017 – 6 p.m. CET __________________________________________

EURONAV GENERAL SHAREHOLDER
 MEETING APPROVES 2016 DIVIDEND
ANTWERP, Belgium, 11 May 2017 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav") is pleased to announce that today the General Meeting of Shareholders has approved the annual accounts for the year ended 31 December 2016, as well as the gross dividend of USD 0.22 per share. The dividend will be payable as from 31 May 2017. The shares will trade ex-dividend as from 22 May 2017 (record date 23 May 2017).
The dividend to holders of Euronext shares will be paid in EUR at the USD/EUR exchange rate of the record date. In view of this dividend payment, investors are reminded that shareholders cannot reposition their shares between the Belgian share register and the U.S. share register from Monday 22 May 2017 9 a.m. CET until Thursday 24 May 2017 9 a.m. CET.
As certain shareholders may be entitled to reclaim (part of) the withholding tax, shareholders are kindly invited to consult the information in this respect in the dividend section on the Company's website which is available through this link https://www.euronav.com/investors/share-information/dividend/.
The shareholders further:
•	approved the re-appointment of Mr. Daniel R. Bradshaw as Director for a term of two years, until and including the Ordinary General Meeting to be held in 2019;
•	acknowledged the resignation of Mr. John Michael Radziwill as Director, with effect as of 17 May 2016; and
•	acknowledged the expiry of the term of office of Mrs. Alice Wingfield Digby as Director effective immediately after today's Annual Shareholders' Meeting.
Following the public tender procedure in view of the mandatory audit firm rotation imposed by EU law, the shareholders also approved to entrust the auditor's mandate to the statutory auditor KPMG Bedrijfsrevisoren, with Mr. Götwin Jackers as permanent representative, for a term of three years until and including the Annual General Meeting to be held in 2020.
As the attendance quorum for the Extraordinary Meeting of Shareholders was not reached, that meeting will be reconvened on 28 June 2017 at 11 a.m. CET. The minutes of the General Meeting of Shareholders will be uploaded on Euronav's website (www.euronav.com) in the "Investors" section under "General Assemblies".

PRESS RELEASE Regulated information 11 May 2017 – 6 p.m. CET __________________________________________

Fixed Income Roadshow
Euronav NV also announces today that it has mandated DNB Markets, Nordea and Arctic Securities AS to organise fixed income investor meetings on Monday 15th of May 2017. A 5 year USD denominated senior unsecured bond offering may follow, subject to market conditions.
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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com
Announcement of final half year results 2017: Thursday, 10 August 2017
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 57 double hulled vessels being 1 V-Plus vessel, 31 VLCCs, 19 Suezmaxes, four Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.